Exhibit 99.1

IAMGOLD Makes Strategic Investment in Tradewind Blockchain

TORONTO, April 25, 2018 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") is proud to announce that it has joined partners including Agnico Eagle Mines Ltd., Wheaton Precious Metals Corp., Goldcorp Inc. and Sprott Inc., in a strategic private placement with Tradewind Markets, Inc. ("Tradewind"), a financial technology company that uses blockchain to speed up and streamline digital gold trading.

Officially launched on March 23, 2018, the Tradewind platform integrates world-class exchange technology with a tailored blockchain application, VaultChain™ Gold ("VaultChain"), in order to facilitate the trading, settlement and ownership of physical gold. This revolutionary new platform securely digitizes vaulted precious metals for the first time, removing structural, technical and frictional limitations from the physical gold market.

IAMGOLD will collaborate with Tradewind and other investors with the platform to increase the utility of gold and bring new value for producers, dealers and investors. While the platform will initially target physical gold dealers in North America, new capital will fund the expansion of Tradewind and the distribution network for VaultChain on a global scale.

"We are delighted to be an early investor in Tradewind and at the forefront of an exciting new application such as VaultChain," said Steve Letwin, President and CEO of IAMGOLD. "By storing and tracking physical gold on the blockchain, miners will be able to unlock value by selling directly to the end user using the Tradewind platform. We look forward to working with like-minded peers for the betterment of the gold mining industry, taking control of our own destiny to bring gold into the digital age. Beyond the digitization of gold, I believe Tradewind will continue to create new opportunities for IAMGOLD and the gold industry."

Tradewind was a #DisruptMining finalist in 2017, the mining innovation accelerator designed to encourage new ideas, generate new opportunities and tackle problems more efficiently, and to bridge the gap between mining and technology. Tradewind has raised $22.8 million in capital since inception.

About Tradewind
Tradewind has built a technology platform for digitizing the trading, settlement, and ownership of precious metals. The Tradewind solution combines world-class exchange technology with Vaultchain™ Gold, Tradewind's blockchain technology tailored for precious metals. Tradewind was formed in 2016 and is managed by a team of professionals with extensive experience in electronic trading, market structure, gold investment management, market operations, cryptography and blockchain technology. For more information please visit www.tradewindmarkets.com.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Anthony Moreau, Business Development & Innovation Manager, IAMGOLD Corporation
Tel: (416) 594-2879

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous desirez obtenir la version francaise de ce communique, veuillez consulter le http://www.iamgold.com/French/accueil/default.aspx

View original content:http://www.prnewswire.com/news-releases/iamgold-makes-strategic-investment-in-tradewind-blockchain-300635596.html

SOURCE IAMGOLD Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2018/19/c4568.html

%CIK: 0001203464

CO: IAMGOLD Corporation

CNW 08:35e 25-APR-18